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                          October 19, 2022

       Fletcher Payne
       Chief Financial Officer
       Aptose Biosciences Inc.
       251 Consumer Road, Suite 1105
       Toronto, Ontario, Canada M2J 4R3

                                                        Re: Aptose Biosciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 11,
2022
                                                            File No. 333-267801

       Dear Fletcher Payne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel Miller, Esq.